SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer
______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 30, 2006

______________________

ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated October 30, 2006, relating to Company’s financial results for the three months ended September 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By: _____________________ Name: David Lee Title: Chief Financial Officer

Dated: October 30, 2006

Actions Semiconductor Reports Third Quarter 2006 Results
Company Reports Record Q3 Revenues of $45.7 Million, Q3 Operating Margin of 45%

ZHUHAI, China, October 30, 2006 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip solutions (“SoC”) for portable consumer electronics, today reported financial results for the third quarter ended September 30, 2006.

All financial results are reported on U.S. GAAP basis.

Revenue for the third quarter of 2006 was $45.7 million, a 19.3% increase over revenue of $38.3 million for the third quarter of 2005, and a 16.3% increase over revenue of $39.3 million for the second quarter of 2006.

Net income for the third quarter of 2006 was $20.5 million, or $0.24 per diluted ADS, compared to $18.6 million, or $0.23 per diluted ADS, for the third quarter of 2005, and compared to $18.1 million, or $0.21 per diluted ADS, for the second quarter of 2006, resulting in a 13.3% sequential increase in net income.

Actions Semiconductor reported operating margins of 45.2% and gross margins of 56.7% for the third quarter of 2006. The Company ended the quarter with $188.5 million in cash and cash equivalents including $77.4 million net of proceeds from the secondary offering which are payable to selling shareholders. In addition, Actions closed the quarter with $72.9 million in time deposits, which have original maturity of more than 3 months but less than 1 year.

“The third quarter was an exciting time for Actions, as we achieved a number of milestones. We delivered record revenues and our shipments were the highest in the Company’s history,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “We have had excellent customer response to our Series 9 product, and with our solid financial position, we have the resources to build upon this momentum and capitalize on the opportunities in the rapidly expanding personal media player (“PMP”) market.”

“Actions remains committed to its growth strategy. During the third quarter, we continued to strengthen our IP position and diversify our product offerings. Our new product introductions drove revenue growth as we benefited from strong customer demand for their increased functionality and user-friendly platform. Through the consistent execution of our business plan and delivery of excellent financial results, we look forward to maintaining our leadership position as the leading mixed-signal SoC company for the PMP market,” concluded Mr. Yeh.”

During the third quarter Actions successfully completed its secondary offering, which is an important milestone in the Company’s strategy to increase trading liquidity to enhance shareholder value.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended December 31, 2006, Actions Semiconductor estimates revenue in the range of $48 to $50 million, and fully diluted earnings per ADS in the range of $0.23 to $0.26.

Conference Call Details

The Actions Semiconductor Third Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time today, Monday, October 30, 2006. To participate in the live call, analysts and investors should dial 800-510-0146 or 617-614-3449 and enter passcode 81475126 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available through November 6, 2006, by dialing 888-286-8010 and entering the passcode: 61574827. Callers outside the U.S. and Canada may access the replay by dialing 617-801-6888 and entering the passcode: 61574827.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics.  Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components.  Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way.  The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen.  For more information, please visit the Actions Semiconductor website at www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information
Investor Contacts:
Suzanne Craig or Lisa Laukkanen The Blueshirt Group for Actions Semiconductor suzanne@blueshirtgroup.com or lisa@blueshirtgroup.com 415-217-4962 or 415-217-4967	Chung Hsu or Calvin Lau Investor Relations at Actions Semiconductor chung@actions-semi.com or calvin.lau@actions-semi.com +86-756 3392 353 *1015 or +86-756 3392 353 *1018

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	At September 30, 2006	At December 31, 2005
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	$188,525	$108,896
Time deposits	72,931	23,172
Restricted cash	-	2,478
Accounts receivable	5,153	8,025
Notes receivable	490	1,722
Prepaid expenses and other current assets	3,975	1,973
Inventories	9,268	7,023
Income tax recoverable	-	11
Deferred tax assets	3	528
Total current assets	280,345	153,828

Investment in an affiliate	1,485	500
Property, plant and equipment, net	6,759	2,360
Rental deposits	51	11
Deposit paid for acquisition of property, plant and equipment	36	-
Acquired intangiable assets, net	3,414	1,889
	11,745	4,760

TOTAL ASSETS	$292,090	$158,588

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	16,145	13,086
Accrued expenses and other current liabilities	8,994	11,776
Other liabilities	38	71
Short-term bank loan	-	2,374
Income tax payable	1,505	-
Amount due to shareholders	77,377	-

Total current liabilities	104,059	27,307

Other liabilities	569	124
Total liabilities	104,628	27,431
Minority interests	524	582

Shareholder' equity
Ordinary shares	1	1
Additional paid-in capital	50,341	49,629
Accumulated other comprehensive income	3,388	1,224
Retained earnings	133,208	79,721

Total shareholders'equity	186,938	130,575

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$292,090	$158,588

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands of U.S. dollars, except share and per share data)

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Revenues	$45,667	$38,289	$120,825	$109,723
Cost of revenues	(19,757)	(15,851)	(51,955)	(43,339)
Gross profit	25,910	22,438	68,870	66,384
Other income	262	54	1,157	917
Operating expenses:
Selling and marketing	(467)	(454)	(1,114)	(1,484)
General and administrative	(2,263)	(1,227)	(6,769)	(5,849)
Research and development	(2,790)	(2,113)	(7,396)	(6,501)
Total operating expenses	(5,520)	(3,794)	(15,279)	(13,834)
Income from operations	20,652	18,698	54,748	53,467
Interest income	1,310	236	3,380	580
Interest expense	(14)	(48)	(160)	(48)
Income before income taxes, equity in net loss of an affiliate and minority interests	21,948	18,886	57,968	53,999
Income taxes	(1,493)	(296)	(4,399)	(296)
Equity in net loss of an affiliate	(2)		(140)	-
Minority interests	32	-	58	-
Net income	20,485	18,590	53,487	53,703

Net income per share:
Basis and diluted per share:	$0.040	$0.039	$0.104	$0.112

Basic and diluted (per ADS)	$0.238	$0.232	$0.622	$0.671

Weighted-average shares used in computation	516,000,000	480,000,000	516,000,000	480,000,000

Weighted-average ADS used in computation	86,000,000	80,000,000	86,000,000	80,000,000

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of U.S. dollars)

	Nine months ended	Nine months ended
	September 30, 2006	September 30, 2005

Operating activities:
Net income	$53,487	$53,703
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	670	324
Amortization of acquired intangible assets	604	131
Utilization of advance subsidy from local authorities of Zhuhai, the People's Republic of China(the "PRC")	(35)	(46)
Gain on disposal of property, plant and equipment	(3)	-
Minority interests	(58)	-
Deferred tax	528	-
Equity in net loss of an affiliate	140	-
Changes in operating assets and liabilities:
Accounts receivable	2,886	(1,931)
Notes receivable	1,236	(535)
Inventories	(2,099)	(783)
Prepaid expenses and other current assets	(1,943)	(819)
Income tax recoverable	11	-
Accounts payable	2,748	(4,250)
Accrued expenses and other current liabilities	(2,926)	8,928
Income tax payable	1,486	295

Net cash provided by operating activities	$56,732	$55,017

Investing activities:
Investment in an affiliate	(1,125)	(500)
Capital contribution from a minority shareholder
Rental deposit paid	(40)	-
Proceeds from disposal of property, plant and equipment	47	-
Purchase of property, plant and equipment	(5,502)	(1,029)
Purchase of acquired intangible assets	(902)	(954)
Increase in restricted cash	2,512	(2,475)
Increase in time deposits	(48,618)

Cash used in investing activities	$(53,628)	$(4,958)

Financing activities:
Net proceeds from short-term bank loans	(2,220)	2,371
Advance subsidy from local authorities of Zhuhai, the PRC	249	-
Amount due to shareholders	77,377	-
Dividend paid	-	(20,000)

Cash provided by financing activities	$75,406	$(17,629)

Effect of exchange rate changes	1,119	1,090

Net increase in cash and cash equivalents	$79,629	$33,520

Cash and cash equivalents at the beginning of the period	108,896	32,013

Cash and cash equivalents at the end of the period	$188,525	$65,533